UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                         (Amendment No. 2)

                   Computer Sciences Corporation
                         (Name of Issuer)

                          Common Stock
                (Title of Class of Securities)

                            205363104
                         (CUSIP Number)


Wells Fargo & Company is filing this Amendment No. 2 on its behalf and on behalf of Wells Fargo Bank, N.A. to reflect that as of December 31, 2001, neither it nor Wells Fargo Bank, N.A. beneficially owned more than five percent of the Issuer's outstanding common stock.